September 23, 2010
By EDGAR
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	JWC Acquisition Corp. Registration Statement on Form S-1 File No. 333-168798 (the “Registration Statement”)
Mr. Reynolds:
On behalf of our client, JWC Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated September 8, 2010, concerning the above-referenced document and the Company’s initial public offering of securities. For your convenience, the responses by the Company follow the bolded text of the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above to address the Staff’s comments and is supplementally providing you with a copy of Amendment No. 1, which is marked to show changes against the initial filing.
General
1.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance from FINRA.

Response: Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the FINRA “no-objection” letter or arrange for a call to you from FINRA once FINRA has stated that it has not objections regarding the underwriting arrangements in this offering.

2.	Please advise us whether you are registering your securities under Section 12 of the Exchange Act.

Response: In response to the Staff’s comment, we confirm that the Company will file a Form 8-A to register the units, and common stock and warrants included as part of the units, under Section 12 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) prior to any distribution pursuant to the Registration Statement.

3.	In several places of the prospectus you address what appear to be fundamental features of your blank check structure, such as “not effectuat[ing] a business combination with another blank check company or a similar company with nominal

Mr. John Reynolds
September 23, 2010

operations.” As another non-exclusive example, you state that if you do not seek a shareholder vote you “will file tender offer documents” containing “substantially the same financial and other information” as is required under Regulation 14A. Please revise where appropriate to indicate, if true, that you intend these and similar features to be binding on you, and identify where they are located, such as your charter documents.

Response: The Company notes the Staff’s comment and has revised the disclosure on pages 2, 12, 29, 58, 67, 77 and 98 of Amendment No. 1 to clarify that the Company will not be permitted under its amended and restated certificate of incorporation (i) to effectuate an initial business combination with another blank check company or a similar company with nominal operations, and (ii) to effectuate its initial business combination without conducting the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act and filing tender offer documents with the SEC that contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act in the event that a stockholder vote is not required by law in connection with the initial business combination.

4.	In this regard, we note the statement on page 16 regarding a provision under which, “[t]raditionally, blank check companies would not be able to consummate a business combination.” Please revise to provide disclosure where appropriate to identify the principal features of your blank check offering that are inconsistent with traditional offerings. Please use bullet points or graphs to clearly describe the differences and provide qualitative disclosure addressing the extent to which the changes are designed to or have the effect of ensuring completion of the transaction or minimizing the ability of public shareholders to affect whether or not a particular merger is completed.

Response: The Company notes the Staff’s comment and has added a new subsection “Proposed Business—Comparison of This Offering to Those of Many Blank Check Companies Not Subject to Rule 419” on page 80 of Amendment No. 1, which includes tabular disclosure identifying (i) the principal features of the Company’s offering that are inconsistent with many blank check offerings not subject to Rule 419, and (ii) the extent to which the changes are designed to, or have the effect of, ensuring completion of the transaction or minimizing the ability of public shareholders to affect whether or not a particular merger is completed.

5.	We note your statement that, in the event you complete a deal with a related party, you will obtain a fairness opinion from an independent investment banking firm that is also a FINRA member. For avoidance of doubt, please clarify whether you consider Sawaya Segalas independent for purposes of this statement.

Response: The Company notes the Staff’s comment and has revised the disclosure on pages 4, 35, 64, 91 and 104 of Amendment No. 1 to clarify that it does not consider Sawaya Segalas as “independent” for purposes of obtaining a fairness opinion in the event that the

Mr. John Reynolds
September 23, 2010

Company completes a business combination with a related party.
Prospectus Cover Page
6.	We note the disclosure in several places in the registration statement to the effect that you do not have any specific business combination under consideration, and that you have not contacted any prospective target business or had any substantive discussions with respect to such a transaction. In light of the business activities carried out by your management, please disclose all actions undertaken by all persons and affiliated entities or parties working towards the identification of an acquisition candidate, including research, informal discussions or other measures, directly or indirectly, to identify or contact a target business.

Response: The Company notes the Staff’s comment and has revised the disclosure on the cover page of the prospectus and pages 1, 53, 58 and 63 of Amendment No. 1 to clarify that no persons or affiliated entities are working towards the identification of an acquisition candidate, including research, informal discussions or other measures, directly or indirectly, to identify or contact a target business.

7.	We note the statement regarding “any amounts necessary to purchase up to 15% of our public shares if we seek stockholder approval of our business combination.” With a view to clarifying disclosure in the summary and elsewhere regarding provisions inconsistent with traditional blank check offerings, please advise us of the mechanics and sources for this provision.

Response: The Company notes the Staff’s comment and has revised the disclosure on pages 10, 20, 21, 47 and 66 of Amendment No. 1 to clarify that the Company will be permitted, under its amended and restated certificate of incorporation, to withdraw amounts to purchase up to 15% of its public shares if the Company seeks stockholder approval of its business combination. Additional information regarding the mechanics for such purchases is also included in the newly added table under “Proposed Business—Comparison of This Offering to Those of Many Blank Check Companies Not Subject to Rule 419” on page 80 of Amendment No. 1.
Summary, page 1
8.	We note several promotional statements about your management team and its experience, including “expertise in the consumer sector,” “the substantial deal sourcing, investing and operating expertise of your management team,” “[o]ur management team has generated attractive investment returns through an operationally intensive approach,” and “[m]embers of our management team have long and successful records of building stockholder value.” Please revise to provide balanced disclosure and quantitative and qualitative disclosure that briefly places these statements in context.

Response: The Company notes the Staff’s comment and has deleted promotional

Mr. John Reynolds
September 23, 2010

statements on pages 2, 64, 65 and 67 of the initial Registration Statement filing. However, as set forth on page 3 of Amendment No. 1, the Company’s management has collectively acquired and managed over 40 businesses in the last 20 years and, as a result, the Company believes that the statements regarding management’s and Sewaya Segalas’ expertise in the consumer sector, and management’s substantial deal sourcing, investing and operating expertise are appropriate.

9.	Currently your Summary is 21 pages long, contains numerous lengthy and complex paragraphs, repeats information verbatim from elsewhere in your document, and does not present the key aspects of your offering in clear, plain language. Please revise accordingly. See Item 503(a) of Regulation S-K.

Response: The Company notes the Staff’s comment and has revised the Summary to highlight the most significant aspects of the offering in clear, plain language without repetitive disclosure. In particular, with respect to embedded lists, the Company believes that, as used, such lists present the disclosure in a clear and organized manner. The Company has only used embedded lists in specific circumstances where the Company deemed such usage appropriate, such as:
•     To demonstrate the mechanics of a multi-step procedure (e.g., the Company’s liquidation procedure upon its failure to consummate an initial business combination, which can be found, for example, on page 14 of Amendment No. 1);
•     To clarify that a certain events will occur upon the earlier (or later) of other events (e.g., disclosure regarding the date on which founder shares may be first sold, which can be found, for example, on page 8 of Amendment No. 1); and
•     To show that one item or event has multiple characteristics or consequences (e.g., the characteristics of the sponsor warrants, which can be found, for example, on page 40 of Amendment No. 1).
10.	We note the disclosure in the first full paragraph on page two regarding “controlling interest.” Please clarify whether you may consider or enter into a transaction in which the public shareholders represent a minority interest in the combined equity of the entity following the transaction.

Response: The Company notes the Staff’s comment and has revised the disclosure on pages 2, 10 and 37 of Amendment No. 1 to clarify that, so long as the Company owns a controlling interest in the post combination company, depending on valuations ascribed to the target and the Company in the business combination transaction, the Company may consider or enter into a transaction in which the public stockholders of the Company, prior to the business combination, collectively own a minority interest in the post business combination company.

Mr. John Reynolds
September 23, 2010

11.	We note your statement on page 12 that you may elect to increase the initial amount held in trust. Please clarify whether you may elect to decrease such amounts held in trust and advise us of the timing for making either election.

Response: The Company has revised the disclosure on pages 9 and 46 of Amendment No. 1 to clarify that it does not intend to decrease the initial amount to be held in the trust account and that the timing for the decision to increase the amount in trust would be made prior the effectiveness of the Registration Statement.

12.	We note that there are several scenarios whereby investors may redeem or sell back their shares, including, redemption pursuant to a tender offer, redemption following a shareholder vote, and so forth. It is difficult to follow and compare the payouts to redeeming and selling shareholders under these circumstances. In an appropriate location later in your document please add a table explaining each of the various scenarios including an explanation of how the payment is calculated, what the per share payment would initially be pursuant to such calculations, and the impact to your remaining shareholders.

Response: The Company notes the Staff’s comment and has added a table on page 74 of Amendment No. 1 that explains each of the scenarios whereby investors may redeem their shares and identifies for each such scenario (i) how the payment is calculated, (ii) what the per share payment would initially be pursuant to such calculations and (iii) the impact to the Company’s remaining stockholders.

13.	Please revise this discussion to more clearly and succinctly explain the various scenarios presented, rights afforded shareholders, information you will provide to them and restrictions you will or will not operate under. Consider providing this information in tabular format to assist the reader.

Response: The Company believes that the new table added to Amendment No. 1 in response to Comment 12 above is responsive to this comment as well.

14.	Please clarify whether a redeeming shareholder must vote against your proposed transaction in order to exercise its rights, in the event that you present your transaction for a shareholder vote. Also, please clarify whether there is any redemption threshold imposed on you by your offering document that would prevent you from consummating a deal.

Response: The Company notes the Staff’s comment and has revised the disclosure on pages 13, 68, 77, 80, 98 and F-8 of Amendment No. 1 to clarify that, in the event the Company is required to or otherwise decides to seek a stockholder vote, the public stockholders will not be required to vote against the proposed business combination in order to have their shares redeemed for cash. The Company supplementally confirms that apart from the limitation on redemptions that would cause the Company’s net tangible assets to be less than $5,000,001, there are no redemption thresholds that would prevent the Company from consummating a deal.

Mr. John Reynolds
September 23, 2010

15.	We note the reference on page 17 to shareholders experiencing a reduction in book value per share in the event that you pay other shareholders a premium in a private transaction. Please clarify the extent to which this would reduce the trust fund proceeds and per share redemption payable to remaining shareholders. Please clarify whether there is any limit on the amount of shares you may acquire privately or the price per share you will pay. We may have further comment.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 12 of Amendment No. 1 in accordance with the Staff’s comment.

16.	Please revise the left margin heading on page 17 referring to 10% limitation on redemption rights to better reflect the text of the paragraph.

Response: The Company notes the Staff’s comment and has revised the left margin heading on page 13 of Amendment No. 1 in accordance with the Staff’s comment.

17.	We note the disclosure on page 19 regarding J.W. Childs agreement to be liable for claims. Please revise to indicate if your officers have entered into similar agreements.

Response: The Company notes the Staff’s comment and has revised the disclosure on pages 25 and 71 of Amendment No. 1 in accordance with the Staff’s comment.

18.	Please revise your discussion under Risks on page 21 to briefly identify the most significant risks and variations compared to the more traditional special purpose acquisition structure. This might include your ability to consummate a deal without a shareholder vote and your lack of a specific maximum conversion threshold. To assist the reader, please provide this in a short bulleted list.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 16 of Amendment No. 1 in accordance with the Staff’s comment.

19.	With respect to disclosure regarding liquidation, please revise to briefly explain the approximate timeframe you estimate to be “as promptly as reasonably possible.”

Response: The Company notes the Staff’s comment and has revised the disclosure on the cover page and pages 14, 19, 27, 70, 72, 78, 98, 104 and F-9 of Amendment No. 1 in accordance with the Staff’s comment.
Summary Financial Data, page 22
20.	We note from your disclosure on page F-8 that a portion of shares of common stock will be classified as temporary equity upon the completion of the Public Offering. Please revise your stockholder’s equity in the “as adjusted” column to separately present the amount of temporary equity that is subject to conversion.

Response: The Company notes the Staff’s comment and has revised the Summary

Mr. John Reynolds
September 23, 2010

Financial Table on page 17 of Amendment No. 1 to separately present the amount of temporary equity that is subject to conversion in the “as adjusted” column in accordance with the Staff’s comment.
Risk Factors, page 23
21.	In the last sentence of the introductory paragraph you make reference to “specific factors, including the risks described below.” It is unclear whether you refer to other factors not described in your document. Please revise or advise.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 18 of Amendment No. 1 in accordance with the Staff’s comment.

22.	Please revise your page 26 risk factor “Our purchases of common stock ...” to improve its clarity and separate out unique risks. It appears that the third bulleted consequence should be a separate risk factor.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 21 of Amendment No. 1 in accordance with the Staff’s comment.

23.	Consider revising the page 28 risk factor “Our securities will be quoted on the Over-the-Counter Bulletin Board” to address the principal differences in blank check offering listing standards.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 22 of Amendment No. 1 in accordance with the Staff’s comment.

24.	On page 39 you indicate that your articles will limit the doctrine of corporate opportunity as it applies in certain circumstances. In an appropriate location, please summarize the scope and application of this provision. List all circumstances under which it would apply.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 88 of Amendment No. 1 in accordance with the Staff’s comment.

25.	With a view to revised disclosure on page 45, advise us whether you undertake any obligation to ensure that the warrants will be exercisable under state law during the redemption period.

Response: The Company notes the Staff’s comment and has revised the disclosure on pages 6 and 100 of Amendment No. 1 in accordance with the Staff’s comment.

26.	We note the last sentence in your page 46 risk factor “There is currently no market for our securities ...” Please advise us of the anticipated timing of market trading and closing of the transaction.

Response: The Company supplementally advises the Staff that it intends to close the

Mr. John Reynolds
September 23, 2010

offering promptly after clearing the comments of the Staff, subject to general market conditions. The units will begin trading on or promptly after the date of the final prospectus for the offering. The common stock and warrants comprising the units will begin separate trading on the 52nd day following the date of the final prospectus unless Citigroup Global Markets Inc. informs the Company of its decision to allow earlier separate trading, subject to the Company having filed a Current Report on Form 8-K and having issued a press release announcing when such separate trading will begin.
Use of Proceeds, page 50
27.	Please revise to address the use of funds for commitment fees for financing, fees to consultants to assist with search for a target business, funding of a “no-shop” provision as appropriate.

Response: The Company’s estimate of fees for consultants to assist with the search for a target business are included in the table on page 44 of Amendment No. 1 under the row captioned “Consulting and travel for search for business combination target.” The Company has added a footnote to the row captioned “Legal, accounting, due diligence, travel, and other expenses in connection with any business combination” to clarify that the amount reflected includes estimated amounts that may be necessary in connection with the Company’s initial business combination to fund a “no shop” provision and commitment fees for financing.

28.	Please quantify your page 52 statement, assuming a hypothetical change to the offering size and the mid-point of the range, that “[i]f the underwriters exercise their over- allotment option or the size of this offering is increased, the maximum amount of interest income we may withdraw from the trust will proportionately increase.”

Response: The Company notes the Staff’s comment and has revised the disclosure on page 46 of Amendment No. 1 in accordance with the Staff’s comment.
Management’s Discussion and Analysis, page 59
29.	Please revise to clarify and quantify in approximate terms the estimated franchise and income taxes.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 54 of Amendment No. 1 in accordance with the Staff’s comment.

30.	Please revise to address the current economic environment generally and for entities such as yours and any other known trends, demands or contingencies.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 55 of Amendment No. 1 in accordance with the Staff’s comment. The Company also notes that the disclosure on page 55 already discusses the current interest rate environment.

Mr. John Reynolds
September 23, 2010

31.	Please revise to clarify how the $2.25 million available for out of pocket expenses is “subject to adjustment.”

Response: The Company notes the Staff’s comment and has revised the disclosure on pages 15, 19, 23, 24, 44, 46, 47, 55, 70, 71, 75 and 79 of Amendment No. 1 to clarify that the $2.25 million available for out of pocket expenses would only be adjusted in the event that the size of the offering changes as a result of the exercise of the underwriters’ over-allotment option or otherwise.
Proposed Business, page 64
32.	On page 67 you present a list of various investments previously led by members of your management team. However, it is unclear how you selected these particular investments for your disclosure or whether they are representative of management’s overall investment track record during the relevant period. Please advise us how this list was generated and balance your disclosure against instances where your investments lost value, if any.

Response: The Company notes the Staff’s comment and has revised the disclosure on pages 61 of Amendment No. 1 to reflect that these particular investments were selected to reflect management’s operating expertise rather than overall investment track record.

33.	We note your statement on page 74 that a redemption made pursuant to the tender offer rules “will be made to all of [y]our stockholders, not just [y]our public stockholders.” Please highlight the potential impact of this statement to the investors in your initial public offering, including the potential impact it may have on the proceeds held in trust.

Response: The Company has revised the disclosure on page 68 of Amendment No. 1 to clarify (i) that under the tender offer rules, if the Company conducts a tender offer, it is required to make the offer to all of its stockholders, not just the public stockholders, and (ii) that the sponsor has agreed to waive its right to redemption rights in the event of such tender offer. Because the sponsor has agreed to waive its right to redeem its shares in connection with a tender offer, the Company’s making such tender offer available to all of its stockholders will not have any impact on the public stockholders or on the proceeds held in trust.

34.	To the extent possible, please revise this section to avoid repetition.

Response: The Company notes the Staff’s comment and has revised the “Proposed Business” section in accordance with the Staff’s comment to avoid repetition.

35.	We note numerous statements throughout this section indicating that your sponsor has agreed to certain actions or to waive certain rights. Please file these agreements.

Response: The Company notes the Staff’s comment and has filed the above-referenced agreements (or forms thereof) as exhibits to Amendment No. 1 in accordance with the

Mr. John Reynolds
September 23, 2010

Staff’s comment.
Management, page 87
36.	Please revise to address the extent to which your officers, directors and promoters are or have been involved in similar blank check offerings.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 90 of Amendment No. 1 in accordance with the Staff’s comment.

37.	Please disclose the name(s) of your promoters.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 93 of Amendment No. 1 in accordance with the Staff’s comment.
Conflicts of Interest, page 90
38.	We note your statement on page 90 that your officers have agreed, pursuant to written agreements to present to you for your consideration, prior to the presentation to any other entity, any business opportunity with an enterprise value of $100 million or more, “subject to any pre-existing fiduciary or contractual obligations.” Please clarify whether your directors or promoters will sign similar agreements and file all agreements. Also, please revise your disclosure to address all applicable material pre-existing fiduciary or contractual obligations which will take priority over you.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 88 of Amendment No. 1 in accordance with the Staff’s comment.
Principal Stockholders, page 94
39.	Please disclose the natural person(s) with voting and dispositive control over the shares owned by JWC Acquisitions, LLC.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 92 of Amendment No. 1 in accordance with the Staff’s comment.
Description of Securities, page 99
40.	We note your statement on page 102 directing investors to review a copy of the warrant agreement “for a complete description of the terms and conditions” applicable to the warrants. Your revised disclosure should be consistent with your obligation to provide a complete description of the material terms and conditions in this section. Please revise accordingly.

Response: The Company notes the Staff’s comment and has revised the disclosure of the terms and conditions applicable to the warrants beginning on page 100 of Amendment No. 1 in accordance with the Staff’s comment.

Mr. John Reynolds
September 23, 2010

Material U.S. Federal Tax Considerations, page 108
41.	Please advise us if you will be providing a short or long form tax opinion.

Response: The Company has not received a tax opinion as Item 601(b)(8) of Regulation S-K states that a tax opinion is only required in a Form S-1 where actual representations as to tax consequences are set forth. The Company respectfully submits that it should not be required to file a tax opinion because the tax section included in the Registration Statement provides general disclosure related to the possible tax treatment, which is all dependent on what type of business combination the Company enters into.
Notes to Financial Statements, page F-7
42.	Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Response: Under Accounting Standards Update ASU 2010-09, which amends Subtopic 855-10, an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated.
Note 4. Related Party Transactions, page F-11
43.	We note that you will sell warrants to your Sponsor for $0.75 per warrant. Please disclose how you intend to value these warrants. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, explain why you believe that your offering is comparable to the selected companies, In addition, disclose whether you believe that the sale of the sponsor warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion.

Response: The Company believes that the purchase price of $0.75 per warrant for the Sponsor Warrants will represent the fair value of such warrants on the date of purchase and, accordingly, no compensation expense will be recognized with respect to the issuance of the Sponsor Warrants. The Company determined that the purchase price is greater than or equal to the fair value of such warrants by analyzing warrant prices of several similarly structured blank check companies 60 days following separate trading of the warrants after consummation of their initial public offerings. The only blank check company of which the Company is aware that has warrants, such as those being offered by the Company, with an exercise price significantly above the IPO price of its units is 57th Street General Acquisition Corp. The average closing price and median closing price for the warrants of 57th Street was $0.46 and $0.45, respectively, neither of which accounts for the liquidity discount applicable to the Sponsor Warrants as a result of the transfer restrictions to which they are subject. The Company also analyzed the warrant prices of 11 other blank check companies whose warrants began separate trading between December 14, 2007 and April 1, 2008 (after which date IPOs for blank check companies virtually came to a halt). The exercise prices of these warrants

Mr. John Reynolds
September 23, 2010

were significantly below the IPO price of their units. The average closing price and median closing price for the warrants of such companies was $0.68 and $0.67, respectively, neither of which accounts for the liquidity discount applicable to the Sponsor Warrants as a result of the transfer restrictions to which they are subject.

The Company notes, however, that the actual fair value analysis will be made on the date of issuance of the warrants. Consequently, the Company’s actual results may deviate from these expectations.

44.	We note the forfeiture features of your Earnout Shares. Please describe to us the purpose of these forfeiture features and how you intend to account for these features. In your response, tell us how you considered FASB ASC 718-10-S99-2 in determining how to account for these features.

Response: The potential forfeiture of the Earnout Shares will be accounted for in accordance with FASB ASC 505-30 whereby the Company would record the aggregate fair value of the shares forfeited and required to treasury shares and a corresponding credit to additional paid-in capital based on the difference between the fair market value of the shares of common stock forfeited and the price paid to us for such forfeited shares. Upon receipt, such forfeited shares would then be immediately cancelled which would result in the retirement of the treasury shares and a corresponding charge to additional paid-in capital.

FASB ASC 718-10-S99-2 was not considered as the shares are not subject to an escrow share arrangement. In addition, these shares do not possess a compensation element as the forfeiture is not dependent on an employment relationship but rather an agreement between the sponsors and underwriters on the percentage of ownership it must maintain.
Part II
Item 15
45.	We note your statements in the second paragraph that “the equity holders will be accredited investors ... [and that the] sole business of [y]our sponsor is to act as the company’s sponsor in connection with this offering.” It is unclear why the statement regarding the status of your sponsor’s investors used “will be” instead of “is,” Please advise. Also, please confirm whether the sponsor has any assets other than its investment in you that would enable it to meet its obligations to indemnify the trust account pursuant to its agreement with you.

Response: The Company notes the Staff’s comment and has revised the disclosure on page II-5 of Amendment No. 1 in accordance with the Staff’s comment. The Company also supplementally advises the Staff that the entity that will have obligations to indemnify the trust account is J.W. Childs Associates, L.P. not the sponsor.
Item 16

Mr. John Reynolds
September 23, 2010

46.	We note that you have not filled many of your exhibits. Please note that we review and frequently comment upon these exhibits. Please allow sufficient time to resolve these comments.

Response: The Company notes the Staff’s comment and has filed a number of exhibits with Amendment No. 1.

Mr. John Reynolds
September 23, 2010

          Please call the undersigned if you have any questions or additional comments.

Very truly yours,
/s/ Bernard S. Kramer

Bernard S. Kramer

cc:	Adam Suttin Joel Rubinstein Bruce Mendelsohn